FORM 6-K/A

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of May 2014

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Financial Summary – Three months ended June 30, 2013 (Amended)

The registrant hereby incorporates Exhibit 1 to this report on Form 6-K/A by reference in the prospectus that is part of Registration Statement on Form F-3 (Registration No. 333-191250) of the registrant and Nomura America Finance, LLC, filed with the Securities and Exchange Commission (the “SEC”) on September 19, 2013.

EXPLANATORY NOTE: The registrant furnished to the SEC a report on Form 6-K on July 26, 2013. The registrant is furnishing this Form 6-K/A in order to replace Exhibit 1 “Financial Summary – Three months ended June 30, 2013” furnished on Form 6-K on July 26, 2013 with Exhibit 1 to this report. Certain figures in Exhibit 1 to this report have been amended to correct a mistake in the calculation of the number of shares of Nomura Holdings, Inc. common stock held as treasury stock.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: May 30, 2014	By:	/s/ Hajime Ikeda
Hajime Ikeda
Managing Director

Financial Summary For the Three Months Ended June 30, 2013 (U.S. GAAP)

Date:	July 26, 2013
Company name (code number):	Nomura Holdings, Inc. (8604)
Stock exchange listings:	(In Japan) Tokyo, Nagoya
(Overseas) New York, Singapore
Representative:	Koji Nagai
Group CEO, Nomura Holdings, Inc.
For inquiries:	Masahide Hoshino
Managing Director, Investor Relations Department, Nomura Holdings, Inc.
Tel: (Country Code 81) 3-5255-1000
URL: http://www.nomura.com

1. Consolidated Operating Results

(1) Operating Results

	(Rounded to nearest million)
	For the three months ended June 30
	2012		2013
	(Millions of yen, except per share data)
	% Change from June 30, 2011		% Change from June 30, 2012
Total revenue	439,593	2.9%	505,270	14.9%
Net revenue	369,254	11.8%	431,321	16.8%
Income before income taxes	19,666	(42.8%)	113,219	475.7%
Net income attributable to	1,891	(89.4%)	65,894	—%
Nomura Holdings, Inc. (“NHI”) shareholders
Comprehensive income (loss)	(9,720)	—%	97,899	—%
Basic-Net income attributable to NHI shareholders per share (Yen)	0.51		17.78
Diluted-Net income attributable to NHI shareholders per share (Yen)	0.50		17.24
Return on shareholders’ equity – annualized	0.4%		11.3%

Note: Return on shareholders’ equity is a ratio of Net income attributable to NHI shareholders to Total NHI shareholders’ equity.

(2) Financial Position

	At March 31	At June 30
	2013	2013
	(Millions of yen, except per share data)
Total assets	37,942,439	41,954,802
Total equity	2,318,983	2,394,858
Total NHI shareholders’ equity	2,294,371	2,368,996
Total NHI shareholders’ equity as a percentage of total assets	6.0%	5.6%
Total NHI shareholders’ equity per share (Yen)	618.27	639.99

2. Cash dividends

	For the year ended March 31
	2013	2014	2014 (Plan)
	(Yen amounts)
Dividends per share
Dividends record dates
At June 30	—	—	—
At September 30	2.00	—	Unconfirmed
At December 31	—	—	—
At March 31	6.00	—	Unconfirmed
For the year	8.00	—	Unconfirmed

Note: Nomura plans to forgo dividend distribution for Q3 of fiscal year 2014. Fiscal year 2014 Q2 and Q4 dividend amount are not presented per reasons stated in “3. Earnings forecasts for the year ending March 31, 2014”.

3. Earnings forecasts for the year ending March 31, 2014

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings forecasts.

Notes

(1)	Changes in significant subsidiaries during the period: None

(Changes in Specified Subsidiaries accompanying changes in scope of consolidation.)

(2)	Adoption of the simplified and particular accounting treatments: None

(3)	Changes in accounting policies

a) Changes in accounting policies due to amendments to the accounting standards : None

b) Changes in accounting policies due to other than a) : None

(4)	Number of shares issued (common stock)

	At March 31	At June 30
	2013	2013
Number of shares outstanding (including treasury stock)	3,822,562,601	3,822,562,601
Number of treasury stock	111,602,349	120,965,230

	For the three months ended June 30
	2012	2013
Average number of shares outstanding (year-to-date)	3,674,586,163	3,705,889,405

* Quarterly review

The review process of the quarterly consolidated financial statements for this period has not been completed by the external auditors at the point of disclosing this financial summary. As a result of such review, certain of the information set forth herein could be subject to revision, possibly material, in the quarterly securities report for the period ended June 30, 2013, an English translation of which the registrant plans to furnish on Form 6-K in due course.

Table of Contents for the Accompanying Materials

1. Qualitative Information of the Quarterly Consolidated Results	P.2

(1) Consolidated Operating Results	P.2
(2) Consolidated Financial Position	P.5
(3) Consolidated Earnings Forecasts	P.5

2. Quarterly Consolidated Financial Statements	P.5

(1) Consolidated Balance Sheets	P.6
(2) Consolidated Statements of Income	P.8
(3) Consolidated Statements of Comprehensive Income	P.9
(4) Note with respect to the Assumption as a Going Concern	P.9
(5) Segment Information – Operating Segment	P.10
(6) Significant Changes in Equity	P.11

3. Supplementary Information	P.12

(1) Consolidated Statements of Income – Quarterly Comparatives	P.12
(2) Business Segment Information – Quarterly Comparatives	P.13
(3) Unconsolidated Quarterly Financial Statements [Japanese GAAP]	P.14
(4) Other	P.14

1.	Qualitative Information of the Quarterly Consolidated Results

(1) Consolidated Operating Results

U.S. GAAP

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2012 (A)	June 30, 2013 (B)

Net revenue	369.3	431.3	16.8
Non-interest expenses	349.6	318.1	(9.0)

Income (loss) before income taxes	19.7	113.2	475.7
Income tax expense	13.6	47.0	245.5

Net income (loss)	6.1	66.3	990.6

Less: Net income (loss) attributable to noncontrolling interests	4.2	0.4	(91.2)

Net income (loss) attributable to NHI shareholders	1.9	65.9	—

Return on shareholders’ equity – annualized	0.4%	11.3%	—

Note: Return on shareholders’ equity is a ratio of Net income (loss) attributable to NHI shareholders to Total NHI shareholders’ equity.

Nomura Holdings, Inc. and its consolidated entities (collectively, “Nomura”) reported Net revenue of 431.3 billion yen for the three months ended June 30, 2013, an increase of 16.8% from the same period in the prior year. Non-interest expenses decreased by 9.0% from the same period in the prior year to 318.1 billion yen. Income before income taxes was 113.2 billion yen and Net income attributable to NHI shareholders was 65.9 billion yen for the three months ended June 30, 2013.

Segment Information

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2012 (A)	June 30, 2013 (B)

Net revenue	375.6	424.2	12.9
Non-interest expenses	349.6	318.1	(9.0)

Income (loss) before income taxes	26.0	106.1	308.0

In the above segment information totals, which exclude unrealized gain (loss) on investments in equity securities held for operating purposes, Net revenue for the three months ended June 30, 2013 was 424.2 billion yen, an increase of 12.9% from the same period in the prior year. Non-interest expenses decreased by 9.0% from the same period in the prior year to 318.1 billion yen. Income before income taxes was 106.1 billion yen for the three months ended June 30, 2013. Please refer to page 10 for further details of the differences between U.S. GAAP and business segment amounts.

<Business Segment Results>

Operating Results of Retail

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2012 (A)	June 30, 2013 (B)

Net revenue	82.7	166.3	101.1
Non-interest expenses	70.5	85.2	20.9

Income (loss) before income taxes	12.2	81.1	565.4

Net revenue increased by 101.1% from the same period in the prior year to 166.3 billion yen primarily due to increased sales performances of equities and investment trusts as a result of active equity markets. Non-interest expenses increased by 20.9% to 85.2 billion yen. As a result, income before income taxes increased by 565.4% to 81.1 billion yen.

Operating Results of Asset Management

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2012 (A)	June 30, 2013 (B)

Net revenue	16.4	20.2	22.9
Non-interest expenses	11.0	13.5	22.0

Income (loss) before income taxes	5.4	6.7	24.6

Net revenue increased by 22.9% from the same period in the prior year to 20.2 billion yen primarily due to increase of assets under management. Non-interest expenses increased by 22.0% to 13.5 billion yen. As a result, income before income taxes increased by 24.6% to 6.7 billion yen. Assets under management increased by 1.2 trillion yen to 29.1 trillion yen at the end of June 2013.

Operating Results of Wholesale

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2012 (A)	June 30, 2013 (B)

Net revenue	121.9	194.6	59.7
Non-interest expenses	130.4	169.4	29.9

Income (loss) before income taxes	(8.6)	25.2	—

Net revenue was 194.6 billion yen, an increase of 59.7% compared to the same period in the prior year. This increase was primarily due to the improved performance of equity business as well as an increase in the number of capital markets transactions as a result of active equity markets. Non-interest expense increased by 29.9% to 169.4 billion yen, resulting in income before income taxes of 25.2 billion yen.

Other Operating Results

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2012 (A)	June 30, 2013 (B)

Net revenue	154.6	43.0	(72.2)
Non-interest expenses	137.6	50.0	(63.7)

Income (loss) before income taxes	17.0	(7.0)	—

Net revenue was 43.0 billion yen. Loss before income taxes was 7.0 billion yen.

(2) Consolidated Financial Position

Total assets as of June 30, 2013, were 42.0 trillion yen, an increase of 4.0 trillion yen compared to March 31, 2013, mainly due to the increase in Securities purchased under agreements to resell. Total liabilities as of June 30, 2013 were 39.6 trillion yen, an increase of 3.9 trillion yen compared to March 31, 2013, mainly due to the increase in Securities sold under agreements to repurchase. Total equity as of June 30, 2013 was 2.4 trillion yen, an increase of 75.9 billion yen compared to March 31, 2013.

(3) Consolidated Earnings Forecasts

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings and dividend forecasts.

2.	Quarterly Consolidated Financial Statements

The quarterly consolidated financial information herein has been prepared in accordance with Nomura’s accounting policies which are disclosed in the notes to the consolidated financial statements of Nomura Holdings, Inc.’s Annual Securities Report (the annual report filed in Japan on June 27, 2013) and Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on June 27, 2013) for the year ended March 31, 2013.

The review process of the quarterly consolidated financial statements for this period has not been completed by the external auditors.

(1) Consolidated Balance Sheets (UNAUDITED)

	Millions of yen
	March 31, 2013	June 30, 2013	Increase/(Decrease)
ASSETS
Cash and cash deposits:
Cash and cash equivalents	805,087	1,201,766	396,679
Time deposits	577,921	642,909	64,988
Deposits with stock exchanges and other segregated cash	269,744	331,753	62,009

Total cash and cash deposits	1,652,752	2,176,428	523,676

Loans and receivables:
Loans receivable	1,575,494	1,338,404	(237,090)
Receivables from customers	63,792	59,771	(4,021)
Receivables from other than customers	992,847	807,501	(185,346)
Allowance for doubtful accounts	(2,258)	(3,445)	(1,187)

Total loans and receivables	2,629,875	2,202,231	(427,644)

Collateralized agreements:
Securities purchased under agreements to resell	8,295,372	10,120,178	1,824,806
Securities borrowed	5,819,885	6,609,875	789,990

Total collateralized agreements	14,115,257	16,730,053	2,614,796

Trading assets and private equity investments:
Trading assets*	17,037,191	18,107,475	1,070,284
Private equity investments	87,158	88,444	1,286

Total trading assets and private equity investments	17,124,349	18,195,919	1,071,570

Other assets:
Office buildings, land, equipment and facilities
(net of accumulated depreciation and amortization of ¥ 355,831 million as of March 31, 2013 and ¥ 366,580 million as of June 30, 2013)	428,241	434,256	6,015
Non-trading debt securities*	920,611	1,074,987	154,376
Investments in equity securities*	123,490	130,679	7,189
Investments in and advances to affiliated companies*	345,705	352,847	7,142
Other	602,159	657,402	55,243

Total other assets	2,420,206	2,650,171	229,965

Total assets	37,942,439	41,954,802	4,012,363

*	Including securities pledged as collateral

	Millions of yen
	March 31, 2013	June 30, 2013	Increase/(Decrease)
LIABILITIES AND EQUITY
Short-term borrowings	738,445	973,036	234,591
Payables and deposits:
Payables to customers	476,705	630,631	153,926
Payables to other than customers	864,962	1,487,597	622,635
Deposits received at banks	1,072,134	1,275,199	203,065

Total payables and deposits	2,413,801	3,393,427	979,626

Collateralized financing:
Securities sold under agreements to repurchase	12,444,317	13,725,503	1,281,186
Securities loaned	2,158,559	2,340,133	181,574
Other secured borrowings	806,507	842,258	35,751

Total collateralized financing	15,409,383	16,907,894	1,498,511

Trading liabilities	8,491,296	9,670,942	1,179,646
Other liabilities	978,163	919,705	(58,458)
Long-term borrowings	7,592,368	7,694,940	102,572

Total liabilities	35,623,456	39,559,944	3,936,488

Equity
NHI shareholders’ equity:
Common stock
Authorized – 6,000,000,000 shares
Issued – 3,822,562,601 shares as of March 31, 2013 and
3,822,562,601 shares as of June 30, 2013
Outstanding – 3,710,960,252 shares as of March 31, 2013 and
3,701,597,371 shares as of June 30, 2013	594,493	594,493	—
Additional paid-in capital	691,264	680,857	(10,407)
Retained earnings	1,136,523	1,202,417	65,894
Accumulated other comprehensive income (loss)	(57,395)	(25,810)	31,585

Total NHI shareholders’ equity before treasury stock	2,364,885	2,451,957	87,072
Common stock held in treasury, at cost – 111,602,349 shares as of March 31, 2013 and 120,965,230 shares as of June 30, 2013	(70,514)	(82,961)	(12,447)

Total NHI shareholders’ equity	2,294,371	2,368,996	74,625

Noncontrolling interests	24,612	25,862	1,250

Total equity	2,318,983	2,394,858	75,875

Total liabilities and equity	37,942,439	41,954,802	4,012,363

(2) Consolidated Statements of Income (UNAUDITED)

	Millions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2012(A)	June 30, 2013(B)
Revenue:
Commissions	77,367	157,634	103.7
Fees from investment banking	10,383	25,394	144.6
Asset management and portfolio service fees	33,813	42,381	25.3
Net gain on trading	84,399	128,409	52.1
Gain (loss) on private equity investments	(5,387)	50	—
Interest and dividends	103,469	115,325	11.5
Gain (loss) on investments in equity securities	(7,061)	7,852	—
Other	142,610	28,225	(80.2)

Total revenue	439,593	505,270	14.9
Interest expense	70,339	73,949	5.1

Net revenue	369,254	431,321	16.8

Non-interest expenses:
Compensation and benefits	124,573	163,205	31.0
Commissions and floor brokerage	21,978	29,046	32.2
Information processing and communications	42,524	48,233	13.4
Occupancy and related depreciation	24,110	19,784	(17.9)
Business development expenses	11,329	7,859	(30.6)
Other	125,074	49,975	(60.0)

Total non-interest expenses	349,588	318,102	(9.0)

Income before income taxes	19,666	113,219	475.7
Income tax expense	13,590	46,956	245.5

Net income	6,076	66,263	990.6

Less: Net income attributable to noncontrolling interests	4,185	369	(91.2)

Net income attributable to NHI shareholders	1,891	65,894	—

Per share of common stock:
	Yen		% Change
Basic-
Net income attributable to NHI shareholders per share	0.51	17.78	—

Diluted-
Net income attributable to NHI shareholders per share	0.50	17.24	—

(3) Consolidated Statements of Comprehensive Income (UNAUDITED)

	Millions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2012 (A)	June 30, 2013 (B)
Net income	6,076	66,263	990.6
Other comprehensive income (loss):
Change in cumulative translation adjustments, net of tax	(17,368)	32,973	—
Defined benefit pension plans:
Pension liability adjustment	3,734	1,556	(58.3)
Deferred income taxes	(1,024)	(532)	—

Total	2,710	1,024	(62.2)

Non-trading securities:
Net unrealized gain (loss) on non-trading securities	(390)	(3,002)	—
Deferred income taxes	(748)	641	—

Total	(1,138)	(2,361)	—

Total other comprehensive income (loss)	(15,796)	31,636	—

Comprehensive income (loss)	(9,720)	97,899	—
Less: Comprehensive income attributable to noncontrolling interests	3,586	420	(88.3)

Comprehensive income (loss) attributable to NHI shareholders	(13,306)	97,479	—

(4) Note with respect to the Assumption as a Going Concern (UNAUDITED)

Not applicable.

(5) Segment Information – Operating Segment (UNAUDITED)

The following table shows business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2012 (A)	June 30, 2013 (B)
Net revenue
Business segment information:
Retail	82,711	166,342	101.1
Asset Management	16,418	20,174	22.9
Wholesale	121,883	194,609	59.7

Subtotal	221,012	381,125	72.4
Other	154,567	43,032	(72.2)

Net revenue	375,579	424,157	12.9

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(6,325)	7,164	—

Net revenue	369,254	431,321	16.8

Non-interest expenses
Business segment information:
Retail	70,523	85,237	20.9
Asset Management	11,048	13,483	22.0
Wholesale	130,434	169,372	29.9

Subtotal	212,005	268,092	26.5
Other	137,583	50,010	(63.7)

Non-interest expenses	349,588	318,102	(9.0)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	349,588	318,102	(9.0)

Income (loss) before income taxes
Business segment information:
Retail	12,188	81,105	565.4
Asset Management	5,370	6,691	24.6
Wholesale	(8,551)	25,237	—

Subtotal	9,007	113,033	—
Other *	16,984	(6,978)	—

Income (loss) before income taxes	25,991	106,055	308.0

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(6,325)	7,164	—

Income (loss) before income taxes	19,666	113,219	475.7

*Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”.

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2012 (A)	June 30, 2013 (B)
Net gain (loss) related to economic hedging transactions	(1,231)	7,373	—
Realized gain (loss) on investments in equity securities held for operating purposes	(736)	688	—
Equity in earnings of affiliates	1,273	5,343	319.7
Corporate items	6,624	(12,344)	—
Other	11,054	(8,038)	—

Total	16,984	(6,978)	—

(6) Significant Changes in Equity (UNAUDITED)

Not applicable. For further details of the changes, please refer below.

Millions of yen
For the three months ended June 30, 2013
Common stock
Balance at beginning of year	594,493

Balance at end of period	594,493

Additional paid-in capital
Balance at beginning of year	691,264
Gain (loss) on sales of treasury stock	(4,315)
Issuance and exercise of common stock options	(6,092)

Balance at end of period	680,857

Retained earnings
Balance at beginning of year	1,136,523
Net income attributable to NHI shareholders	65,894

Balance at end of period	1,202,417

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	(38,875)
Net change during the period	32,343

Balance at end of period	(6,532)

Defined benefit pension plans
Balance at beginning of year	(28,518)
Pension liability adjustment	1,024

Balance at end of period	(27,494)

Non-trading securities
Balance at beginning of year	9,998
Net unrealized gain (loss) on non-trading securities	(1,782)

Balance at end of period	8,216

Balance at end of year	(25,810)

Common stock held in treasury
Balance at beginning of year	(70,514)
Repurchases of common stock	(32,487)
Sale of common stock	0
Common stock issued to employees	19,373
Other net change in treasury stock	667

Balance at end of period	(82,961)

Total NHI shareholders’ equity

Balance at end of period	2,368,996

Noncontrolling interests
Balance at beginning of year	24,612
Net change during the period	1,250

Balance at end of period	25,862

Total equity

Balance at end of period	2,394,858

3. Supplementary Information

(1) Consolidated Statements of Income – Quarterly Comparatives (UNAUDITED)

	Millions of yen					% Change	Millions of yen
	For the three months ended					(B-A)/(A)	For the year ended March 31, 2013
	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013(A)	June 30, 2013(B)
Revenue:
Commissions	77,367	72,279	83,681	125,742	157,634	25.4	359,069
Fees from investment banking	10,383	17,131	13,027	21,812	25,394	16.4	62,353
Asset management and portfolio service fees	33,813	33,411	35,017	38,788	42,381	9.3	141,029
Net gain on trading	84,399	88,929	88,188	106,463	128,409	20.6	367,979
Gain (loss) on private equity investments	(5,387)	299	11,631	1,510	50	(96.7)	8,053
Interest and dividends	103,469	92,834	99,745	97,959	115,325	17.7	394,007
Gain (loss) on investments in equity securities	(7,061)	12,970	8,858	23,919	7,852	(67.2)	38,686
Other	142,610	143,373	118,834	303,950	28,225	(90.7)	708,767

Total revenue	439,593	461,226	458,981	720,143	505,270	(29.8)	2,079,943
Interest expense	70,339	59,547	69,895	66,531	73,949	11.1	266,312

Net revenue	369,254	401,679	389,086	653,612	431,321	(34.0)	1,813,631

Non-interest expenses:
Compensation and benefits	124,573	133,696	134,698	154,624	163,205	5.5	547,591
Commissions and floor brokerage	21,978	21,904	22,918	24,588	29,046	18.1	91,388
Information processing and communications	42,524	45,145	42,672	49,563	48,233	(2.7)	179,904
Occupancy and related depreciation	24,110	22,140	22,179	23,116	19,784	(14.4)	91,545
Business development expenses	11,329	11,173	12,051	14,457	7,859	(45.6)	49,010
Other	125,074	132,204	141,603	217,582	49,975	(77.0)	616,463

Total non-interest expenses	349,588	366,262	376,121	483,930	318,102	(34.3)	1,575,901

Income before income taxes	19,666	35,417	12,965	169,682	113,219	(33.3)	237,730
Income tax expense	13,590	30,056	12,874	75,519	46,956	(37.8)	132,039

Net income	6,076	5,361	91	94,163	66,263	(29.6)	105,691

Less: Net income (loss) attributable to noncontrolling interests	4,185	2,552	(20,021)	11,741	369	(96.9)	(1,543)

Net income attributable to NHI shareholders	1,891	2,809	20,112	82,422	65,894	(20.1)	107,234

Per share of common stock:
	Yen					% Change	Yen
Basic-
Net income attributable to NHI shareholders per share	0.51	0.76	5.44	22.23	17.78	(20.0)	29.04

Diluted-
Net income attributable to NHI shareholders per share	0.50	0.74	5.33	21.55	17.24	(20.0)	28.37

(2) Business Segment Information – Quarterly Comparatives (UNAUDITED)

The following table shows quarterly business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen					% Change	Millions of yen
	For the three months ended					(B-A)/(A)	For the year ended March 31, 2013
	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013

Net revenue
Business segment information:
Retail	82,711	80,786	95,679	138,749	166,342	19.9	397,925
Asset Management	16,418	15,439	18,786	18,294	20,174	10.3	68,937
Wholesale	121,883	137,094	188,968	196,911	194,609	(1.2)	644,856

Subtotal	221,012	233,319	303,433	353,954	381,125	7.7	1,111,718
Other	154,567	156,003	76,753	276,905	43,032	(84.5)	664,228

Net revenue	375,579	389,322	380,186	630,859	424,157	(32.8)	1,775,946

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(6,325)	12,357	8,900	22,753	7,164	(68.5)	37,685

Net revenue	369,254	401,679	389,086	653,612	431,321	(34.0)	1,813,631

Non-interest expenses
Business segment information:
Retail	70,523	69,824	75,419	81,531	85,237	4.5	297,297
Asset Management	11,048	10,879	11,468	14,373	13,483	(6.2)	47,768
Wholesale	130,434	136,901	144,611	161,253	169,372	5.0	573,199

Subtotal	212,005	217,604	231,498	257,157	268,092	4.3	918,264
Other	137,583	148,658	144,623	226,773	50,010	(77.9)	657,637

Non-interest expenses	349,588	366,262	376,121	483,930	318,102	(34.3)	1,575,901

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—	—	—	—

Non-interest expenses	349,588	366,262	376,121	483,930	318,102	(34.3)	1,575,901

Income (loss) before income taxes
Business segment information:
Retail	12,188	10,962	20,260	57,218	81,105	41.7	100,628
Asset Management	5,370	4,560	7,318	3,921	6,691	70.6	21,169
Wholesale	(8,551)	193	44,357	35,658	25,237	(29.2)	71,657

Subtotal	9,007	15,715	71,935	96,797	113,033	16.8	193,454
Other *	16,984	7,345	(67,870)	50,132	(6,978)	—	6,591

Income (loss) before income taxes	25,991	23,060	4,065	146,929	106,055	(27.8)	200,045
Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(6,325)	12,357	8,900	22,753	7,164	(68.5)	37,685

Income (loss) before income taxes	19,666	35,417	12,965	169,682	113,219	(33.3)	237,730

* Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”.

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen					% Change	Millions of yen
	For the three months ended					(B-A)/(A)	For the year ended March 31, 2013
	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013

Net gain (loss) related to economic hedging transactions	(1,231)	964	415	841	7,373	776.7	989
Realized gain (loss) on investments in equity securities held for operating purposes	(736)	613	(42)	1,166	688	(41.0)	1,001
Equity in earnings of affiliates	1,273	3,346	4,549	5,233	5,343	2.1	14,401
Corporate items	6,624	(7,044)	(14,800)	32,872	(12,344)	—	17,652
Other	11,054	9,466	(57,992)	10,020	(8,038)	—	(27,452)

Total	16,984	7,345	(67,870)	50,132	(6,978)	—	6,591

(3) Unconsolidated Quarterly Financial Statements [Japanese GAAP]

Unconsolidated quarterly financial statements have been voluntarily disclosed and prepared based on regulatory rules.

Nomura Holdings, Inc. Unconsolidated Balance Sheets

(UNAUDITED)

	Millions of yen
	March 31, 2013	June 30, 2013
Assets
Current Assets	3,221,039	3,311,913
Fixed Assets	2,554,812	2,593,742

Total Assets	5,775,850	5,905,655

Liabilities
Current Liabilities	663,807	631,150
Long-term Liabilities	3,236,320	3,270,974

Total Liabilities	3,900,128	3,902,124

Net Assets
Shareholders’ equity	1,774,048	1,912,561
Valuation and translation adjustments	56,585	51,982
Stock acquisition rights	45,090	38,988

Total Net Assets	1,875,723	2,003,531

Total Liabilities and Net Assets	5,775,850	5,905,655

Nomura Holdings, Inc. Unconsolidated Statements of Income

(UNAUDITED)

	Millions of yen
	For the three months ended
	June 30, 2012	June 30, 2013
Operating revenue	86,591	236,558
Operating expenses	54,671	56,399

Operating income	31,920	180,159

Non-operating income	1,199	1,874
Non-operating expenses	2,441	1,387

Ordinary income	30,677	180,646

Special profits	859	1,045
Special losses	861	1,563

Income before income taxes	30,675	180,129

Income taxes – current	(2,621)	1,969
Income taxes – deferred	1,549	(697)

Net income	31,748	178,856

(4) Other

Quarterly financial information for Nomura Securities Co., Ltd. can be found on the following URL.

http://www.nomuraholdings.com/company/group/nsc/pdf/2014_1q.pdf